Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal to Redeem Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 25 and Non-Cumulative Floating Rate Class B Preferred Shares, Series 26

TORONTO, July 16, 2021 – Bank of Montreal (TSX:BMO)(NYSE:BMO) (the “Bank”) today announced its intention to redeem all of its 9,425,607 outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 25 (“Preferred Shares Series 25”) for an aggregate total of approximately $236 million and all of its 2,174,393 outstanding Non-Cumulative Floating Rate Class B Preferred Shares, Series 26 (“Preferred Shares Series 26”) for an aggregate total of approximately $54 million on August 25, 2021. The redemption has been approved by the Office of the Superintendent of Financial Institutions.

The Preferred Shares Series 25 and the Preferred Shares Series 26 are redeemable at the Bank’s option on August 25, 2021, at a redemption price of $25.00 per share. Payment of the redemption price will be made by the Bank on August 25, 2021.

Separately from the payment of the redemption price, the final quarterly dividend of $0.112813 per share for the Preferred Shares Series 25 and $0.078704 per share for the Preferred Shares Series 26 announced by the Bank on May 26, 2021 will be paid in the usual manner on August 25, 2021, to shareholders of record on August 3, 2021.

Notice will be delivered to holders of the Preferred Shares Series 25 and the Preferred Shares Series 26 in accordance with the terms outlined in the Preferred Shares Series 25 and Preferred Shares Series 26 prospectus supplement.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider – the 8th largest bank, by assets, in North America. With total assets of $950 billion as of April 30, 2021, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

For News Media Inquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

For Investor Relations Inquiries:

Sukhwinder Singh, Toronto, sukhwinder.singh@bmo.com, (416) 867-4734

Internet: www.bmo.com	Twitter: @BMOMedia